[redacted]

08030243

UNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

AB * 3/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8- 49638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Walnut Street
(No. and Street)

Redwood City (City) CA (State) 94063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey (650) 839-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400, San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21

OATH OR AFFIRMATION

I, Chris Call, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California JURAT
~~County of Alameda~~

Subscribed and sworn to (or affirmed) before me on this 26TH day of FEB, 2008, by CHRISTOPHER J. CALL proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________
Notary Public

____
Signature

President
Title

ARIF KHAN
COMM. # 1741686
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. MAY 22, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Table of Contents

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors and Shareholder
ABD Financial Services, Inc. (a wholly
owned Subsidiary of ABD Insurance and
Financial Services, Inc.):

We have audited the accompanying statement of financial condition of ABD Financial Services, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABD Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	617,811
Certificate of deposit		955,167
Commissions receivable		189,000
Accounts receivable – fees		28,625
Interest receivable		3,695
Other assets		9,115
Goodwill		4,316,726
Total assets	$	6,120,139
Liabilities and shareholder's equity		
Liabilities:		
Payable to Parent	$	196,808
Accrued payables		194,982
Total liabilities		391,790
Commitments and contingent liabilities (note 5)		
Shareholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares		1
Paid-in capital		5,698,793
Retained earnings		29,555
Total shareholder's equity		5,728,349
Total liabilities and shareholder's equity	$	6,120,139

See accompanying notes to financial statements.

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Operations

Year ended December 31, 2007

Revenues:		
Commissions and fees	$	2,550,277
Gain on sale of securities		3,828
Other income		35,000
Interest income		45,351
Total revenues		2,634,456
Expenses:		
Employee compensation and benefits		1,462,039
Parent company allocated charges		450,288
Professional fees		35,373
Occupancy		110,589
Travel, entertainment, and auto		70,620
Telephone, postage, and supplies		43,218
Insurance		48,835
Dues, subscriptions, contributions, and licenses		49,610
Advertising and promotion		20,592
Recruiting		33,123
Depreciation		7,220
Interest		919
Other expenses		105,326
Total expenses		2,437,752
Net income before income taxes		196,704
Income tax expense		80,149
Net income	$	116,555

See accompanying notes to financial statements.

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statements of Changes in Shareholder's Equity

Year ended December 31, 2007

	Common stock		Paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balance at December 31, 2006	100	1	1,021,844	273,223	1,295,068
Net income	—	—	—	30,196	30,196
Balance at October 1, 2007 (predecessor)	100	1	1,021,844	303,419	1,325,264
Effects of push-down accounting of Wells Fargo & Company's purchase price on net assets	—	—	4,620,145	(303,419)	4,316,726
Balance at October 1, 2007 (successor)	100	1	5,641,989	—	5,641,990
Net income	—	—	—	86,359	86,359
Balance at December 31, 2007	100	$ 1	5,641,989	86,359	5,728,349

See accompanying notes to financial statements.

ABD FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	116,555
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,220
Disposal of fixed assets		2,346
Gain on sale of securities		(3,828)
Changes in operating assets and liabilities:		
Decrease in commissions receivable		61,569
Increase in accounts receivable-fees		(26,125)
Increase in interest receivable		(1,458)
Increase in other assets		(246)
Decrease in payable to Parent		(36,535)
Increase in accrued payables		54,927
Net cash provided by operating activities		174,425
Cash flows from investing activities:		
Maturity of certificates of deposit		938,388
Purchase of certificates of deposit		(1,382,281)
Proceeds from sale of securities		13,065
Purchase of fixed assets		(1,199)
Net cash used in investing activities		(432,027)
Net decrease in cash and cash equivalents		(257,602)
Cash and cash equivalents, beginning of period		875,413
Cash and cash equivalents, end of period	$	617,811
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$	129,287

See accompanying notes to financial statements.

(1) Organization of the Company

ABD Financial Services, Inc. (the Company) is a Colorado Corporation. The Company is wholly owned by ABD Insurance and Financial Services, Inc. (Parent) which is wholly owned by Greater Bay Bancorp (GBB). The Company is a registered broker-dealer with the United States Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company acts as a retirement consultant for corporate 401 (k) plans.

The Company was acquired by Wells Fargo & Company (WFC) on October 1, 2007 as a result of WFC's acquisition of GBB. As a result of recording the business combination under the "push-down" method of accounting, this has resulted in a new basis of accounting for the "successor" period beginning October 1, 2007.

The accompanying financial statements as of December 31, 2007 and for the year then ended reflect the underlying business of the Company. As described above, the Company was owned by GBB through October 1, 2007. The statements of operations and cash flows are presented on a combined basis – the operations for the first nine months of 2007 while owned by GBB and the operations for the last three months of 2007 while owned by WFC. The statement of changes in shareholder's equity for the year ended December 31, 2007 has been presented to show activity during the year. Information relating to the "predecessor" period prior to October 1, 2007 is presented using the Company's historical basis of accounting.

As a result of the application of the "push-down" method of accounting, the Company has recorded $4,316,726 of goodwill in the Company's financial statements. No other purchase accounting adjustments were necessary to adjust the assets and liabilities to fair value given the nature of the Company's assets and liabilities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

(b) Fair Value of Financial Instruments

Effective October 1, 2007, concurrent with the acquisition of the Company by WFC, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The adoption of FAS 157 did not have any effect on the Company's financial statements at the date of adoption. The Company does not have any financial instruments which are measured at fair value on a recurring basis.

(c) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents as reflected in the statement of cash flows consist of balances in bank accounts used in operations and liquid investments with original maturities of three months or less.

(e) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment.

(f) Revenue Recognition/Commissions and Fees Receivable

Commissions and related clearing expenses are recorded as earned.

(g) Income Taxes

The Company is included in the consolidated federal and state income tax return filed by WFC. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from WFC through the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Although the Company is incorporated in the State of Colorado, there is no Colorado state income tax liability as all the corporate revenue is earned in the state of California and subject to California taxable income. For California state income tax purposes, taxable income is taxed at 8.84% with an $800 minimum tax.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). The adoption of FIN 48 did not have any effect on the financial statements at the date of adoption and there are no unrecognized tax benefits reflected in these financial statements.

(Continued)

(3) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, and requires that the ratio of aggregated indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2007, the Company's net capital was $1,368,994, which was $1,342,875 in excess of its required net capital of $26,119 defined as the greater of $5,000 or 6.67% of total aggregate indebtedness, and the Company had a ratio of aggregate indebtedness to net capital of 3.49 to 1.

(4) Related Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management time, etc. The Parent allocates common expenses to the Company based on revenues or headcount, as appropriate, in a manner consistent with all operating units of the Parent. Accordingly, the Parent allocated to the Company $450,288 in parent company allocated charges and $184,821 in occupancy, telephone, postage, supplies, and computer network expenses for the year ended December 31, 2007.

(5) Commitments and Contingencies

In the ordinary course of business, there are various assertions, claims, and legal proceedings incidental to the securities business. Management after consultation with legal counsel believes that the resolution of these proceedings will not result in a material adverse effect on the financial position or results of operations of the Company.

(6) Income Taxes

The Company is included in the consolidated federal and state returns filed by WFC. Federal and state income taxes are calculated as if the Company filed a separate federal and state income tax return.

The total income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, for the year ended December 31, 2007 is as follows:

		Current	Deferred	Total
Federal	$	88,410	(25,650)	62,760
State		21,603	(4,214)	17,389
	$	110,013	(29,864)	80,149

Included in the payable to Parent is taxes payable which includes a deferred tax asset of $29,864. The temporary difference that gives rise to the deferred tax asset relates to accrued vacation and bad debt expense.

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2007 is shown as follows:

Statutory federal tax rate	35.00%
California franchise tax expenses, net of federal benefit	5.75
Effective income tax rate	40.75%

Schedule I

ABD FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of ABD Insurance and Financial Services, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Net capital:			
Shareholders' equity (from statement of financial condition)	$	5,728,349	
Less nonallowable assets:			
Accounts receivable – fees		28,625	
Interest receivable		3,695	
Other assets		9,115	
Goodwill		4,316,726	
Total nonallowable assets		4,358,161	
Haircut on securities		(1,194)	
Net capital	$	1,368,994	
Aggregate indebtedness:			
Total liabilities (from statement of financial condition)	$	391,790	
Computation of net capital requirements:			
Net capital requirements (6.66% of aggregate indebtedness)		26,119	(A)
Minimum dollar net capital requirement		5,000	(B)
Net capital requirement (greater of (A) or (B))		26,119	
Excess net capital (net capital, less net capital requirement)		1,342,875	
Ratio aggregate indebtedness to net capital		3.49	
Reconciliation of the Company's net capital computation included in Part II of Form X-17a-5 as of December 31, 2007:			
Net capital as reported in the Company's Part II (unaudited) FOCUS Report	$	1,369,735	
Net effect of audit adjustments		(741)	
Net capital per above	$	1,368,994	

See accompanying independent auditors' report.

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors and Shareholder
ABD Financial Services, Inc. (a wholly owned
Subsidiary of ABD Insurance and Financial
Services, Inc.):

In planning and performing our audit of the financial statements of ABD Financial Services, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END